                                                                    EXHIBIT 12.2
                        SARA LEE CORPORATION AND SUBSIDIARIES
                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      AND PREFERRED STOCK DIVIDEND REQUIREMENTS
                             (in millions except ratios)

                                                          Thirteen Weeks Ended
                                                          --------------------

                                                          Sept. 26,  Sept. 27,
                                                            1998 (1)    1997
                                                          --------    --------
Fixed charges and preferred stock dividend requirements:
  Interest expense                                        $     52    $     48
  Interest portion of rental expense                            15          16
                                                          --------    --------
  Total fixed charges before capitalized interest
       and preferred stock dividend requirements                67          64
  Capitalized interest                                           2           4
  Preferred stock dividend requirements (2)                      6           7
                                                          --------    --------

       Total fixed charges and preferred stock
            dividend requirements                         $     75    $     75
                                                          --------    --------
                                                          --------    --------


Earnings available for fixed charges and preferred
       stock dividend requirements:
  Income before income taxes                              $    476    $    326
  Less undistributed income in minority-owned companies         (1)         (1)
  Add minority interest in majority-owned subsidiaries           8           7
  Add amortization of capitalized interest                       6           6
  Add fixed charges before capitalized interest and
       preferred stock dividend requirements                    67          64
                                                          --------    --------

       Total earnings available for fixed charges and
            preferred stock dividend requirements         $    556    $    402
                                                          --------    --------
                                                          --------    --------


Ratio of earnings to fixed charges and preferred stock
          dividend requirements                                7.4         5.4
                                                          --------    --------
                                                          --------    --------


(1) In the first quarter of fiscal 1999, the Corporation sold its international tobacco operations. The 1999 pretax income of the Corporation includes a $137 million pretax gain realized upon the sale of the tobacco operations.

(2) Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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